Mail Stop 4561

April 18, 2007

Alvin Estevez
Chief Executive Officer
Enigma Software Group, Inc.
2 Stamford Landing, Suite 100
Stamford, CT 06902

> **Re:** **Enigma Software Group, Inc.**
> **Amendment No. 4 to Form SB-2**
> **Filed on March 26, 2007**
> **File No. 333-136005**
>
> **Form 10-KSB for fiscal year ended December 31, 2006**
> **File No. 0-50561**

Dear Mr. Estevez:

We have reviewed your amended filings and have the following comments.

Executive Compensation, page 35

1. We note that no bonuses were issued in 2006, though the employment agreements with each of the named executives provide for annual discretionary performance bonuses. It would appear that the company's determination to forgo bonuses in fiscal year 2006 may relate to material factors necessary to an understanding of the information disclosed in the summary compensation table. Please revise to provide appropriate narrative disclosure or advise. See Item 402(c) of Regulation S-B.

2. We note your cross-reference to Note K in footnote 1 to the summary compensation table refers to "employees" surrendering options. It is unclear whether this reference to employees includes the named executive officers in the summary compensation table. Please advise.

3. Please clarify your statement at the bottom of page 36 that the contribution limit under the 401(k) for 2006 "was generally $15,000." In this regard, we note that

for one of the named executive officers, it appears that the contribution limit for 2006 was $20,000.

4. We note that in the equity award table, you indicate that there are no unexercisable options at year end; however, you also indicate in the first paragraph on page 37 that the option awards "vest ratably over a period of one year." It would appear therefore that some portion of the options granted within the year were not yet exercisable. Please advise.

5. We note that the director compensation table on page 38 does not indicate that the amount in the "option award" column is the grant date fair value nor discuss how that amount was determined. Please advise as to what consideration was given to providing this information. See Item 402(f)(2)(iv).

Form 10-KSB for the fiscal year ended December 31, 2006

Item 8A Controls and Procedures

6. We reissue prior comment 69 in our initial letter dated April 21, 2006. Your conclusion that your disclosure controls and procedures are effective in "timely alerting [the certifying officers] to material information relating to the Company required to be included in the Company's periodic filings with the SEC" is significantly more limited than what is called for under Rule15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please revise to provide the full definition. Note that where you elect to recite the definition of disclosure controls and procedures, you should include the entire definition.

7. We note the conclusion of management that a material weakness with respect to the limited number of employees existed in the Company's disclosure controls and procedures as of December 31, 2006 and that the certifying officers concluded that the company's controls and procedures were effective as of December 31, 2006. While it is possible to determine both that a material weakness exists and that the company's controls and procedures are effective, you must provide the basis for your effectiveness conclusion despite the material weakness. Please revise accordingly.

8. Please provide the disclosure required by Item 308(c) of Regulation S-B. It appears from your disclosure that changes were made in the fourth quarter of 2006 and a statement to this effect in response to Item 308(c) should be provided.

As appropriate, please amend your registration statement and other filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Davis at 202-551-3408 or Brad Skinner, Accounting Branch Chief, at 202-551-3489 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 212-536-3901
        Uche D. Ndumele, Esq.
        Kirkpatrick & Lockhart Nicholson Graham